Mail Stop 4561

August 10, 2006

Mr. Heath B. Clarke
Chairman, Chief Executive Officer, and Director
Interchange Corporation
One Technology Drive
Building G
Irvine, CA   92618

> **Re: Interchange Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 000-50989**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your responses. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-6

1. Please tell us why the effect of exchange rate changes is the same as the foreign currency translation adjustment for each period. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Paragraph 146 of SFAS 95 provides an example of how to calculate the effect of exchange rate changes on cash.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Goodwill, page F-9

2. We note that you purchased the Local.com domain name in the first quarter of 2005 and that the domain name has an indefinite life. We also note that you launched your Local.com website in August 2005. In light of the limited operating history of the domain name, please tell us how you determined its useful life. Please cite the specific accounting literature that you have relied upon in your response.

3. We note that you performed your annual goodwill impairment analysis in December 2005 and determined that no impairment existed. Please tell us how you assigned the goodwill from your acquisition of Inspire Infrastructure 2i AB to your reporting units upon acquisition. On page F-23, you disclose that your company now has two operating segments as a result of the acquisition and that you have included the goodwill from the Inspire acquisition in the United States operating segment; however, Inspire powers directory search services in Europe and you disclose in your press release on February 9, 2005 that you believe that this business combination will allow you to expand your search and advertising platform to European markets. In this regard, it appears that your European operating segment would benefit from the synergies of the business combination. Please explain. See SFAS 142 for reference.

Revenue Recognition, page F-10

4. You disclose on page 4 that you license LocalConnect, a search and advertising platform, to directory web sites and newspaper publishers. Please tell us if you have earned any revenues from licensing this platform and tell us how this product and/or service are delivered to the customer. Furthermore, please tell us and in future filings disclose your revenue recognition policy for these arrangements.

Note 7 – Commitments and Contingencies

Lease Commitments, page F-18

5. Please tell us and disclose in future filings, including any amendments, how you account for lease incentives.

Note 15 – Atlocal Asset Purchase, page F-25

6. You disclose that you valued the shares issued in connection with the Atlocal asset purchase based upon a 90-day moving average. It does not appear that a value based on a 90-day moving average is representative of the consideration given at the time of the acquisition. Please tell us your basis for determining the fair value of the equity shares in this manner.

Note 16 – Overture Agreement, page F-25

7. We note that you recorded a $664,000 expense for the year ended December 31, 2005 related to the acquisition of a license to certain of Overture's patents. In this regard, it appears that you acquired a contract-based intangible asset. Please tell us what consideration you gave to recording the license as an intangible asset. Please see SFAS 141 and 142 for reference.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief